Exhibit 3.11

CERTIFICATE OF FORMATION

OF

THE DELFIELD COMPANY LLC

1. The name of the limited liability company is:

THE DELFIELD COMPANY LLC

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

3. The effective date of this Certificate shall be September 30, 2006.